                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 10SB

                    General Form for Registration of Securities
                             of Small Business Issuers
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                MEDICONSULT.COM, INC.
                  ----------------------------------------------
                  (Name of Small Business Issuer in its Charter)

          DELAWARE                                    84-1341886
-------------------------------             -------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification
 Incorporation or Organization)                         Number)

               33 Reid Street, 4th Floor, Hamilton HM 12, Bermuda
           ------------------------------------------------------------
           (Address of Principal Executive Offices, Including Zip Code)

                                  (441) 296-0736
                            ---------------------------
                            (Issuer's Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                  COMMON STOCK, $.001 PAR VALUE.

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

HISTORY OF THE COMPANY

     Mediconsult.com, Inc. (the "Company") was formed under the laws of the State of Colorado in October 1989, for the purpose of creating a corporate vehicle to seek and acquire a business opportunity. The Company was incorporated under the name Waterford Capital, Inc., and conducted no business until the acquisition of Mediconsult.com Limited, a Bermuda corporation, in April 1996.

     On April 23, 1996, the Company acquired all of the outstanding stock of Mediconsult.com, Limited ("MCL"), a Bermuda corporation, in exchange for 11,000,000 shares of the Company's authorized but unissued Common Stock. Such shares were issued to the former shareholders of MCL and represented approximately 80% of the Company's Common Stock outstanding. As a result of this transaction, there was a change in control of the Company, and new officers and directors selected by MCL were elected. MCL was formed for the purpose of creating a "virtual medical clinic" on the World Wide Web.

     During May 1996, the Company conducted a small offering in which it raised $25,985 by selling 1,039,400 shares.

     On August 12, 1996, the Company effected a 20 for 1 forward stock split of the Company's Common Stock and on October 23, 1996, the Company effected a 10 for 1 forward stock split of the Company's Common Stock. All financial information and share data in this Registration Statement give retroactive effect to these two stock splits.

     All references to the "Company" herein refers to the Company and MCL, unless the context otherwise requires.

     On December 4, 1996, the Company merged with a newly-formed, wholly-owned subsidiary having the same name for the purpose of changing the Company's domicile from Colorado to Delaware.

HISTORY OF MCL

     MCL was incorporated under the laws of Bermuda on April 11, 1996. Mr. Robert Jennings and Dr. Michel Bazinet, the founders of MCL, developed MCL's business plan and the website was launched on July 1, 1996, with 10 medical topics. Fifteen more topics were added in October and November 1996.

     During July through September 1996, a management team headed by Ian Sutcliffe was hired, and additional staff was hired to fill out various site development, content acquisition, research promotion and marketing positions.

     A public relations program was test-launched in late September, boosting site traffic and raising the profile of the organization. A test-advertising campaign was launched in mid-November to further build traffic volume and develop further advertising ideas. On December 6, 1996 the Company commenced offering persons the opportunity to submit questions to medical experts for a fee. A media relations and advertising campaign is expected to be launched in January 1997.

     Sponsor marketing began November 1, 1996, with a marketing newsletter and telephone campaign. This campaign is driving the initial sales opportunities with pharmaceutical and advertising firms. The Company intends to launch a sponsor advertising campaign in December 1996.

BUSINESS - INTRODUCTION

     The Company is a consumer marketing company featuring a "virtual medical clinic" on the World Wide Web, monthly newsletters and health care marketing services. The Company's objective is to create a high quality content destination on the Internet, attract visitors who will find the information valuable and generate revenue from visitors and advertisers. The Company also intends to reach non-Internet users through newsletters, CD-Roms, television and other vehicles.

     While the initial focus of the business is catering to the needs of patients, there are many natural extensions to pursue in the future, including physicians, plastic surgeons, pharmacies and other health care segments. The content is presented in English and can be easily translated into other languages to expand the market opportunity.

     The Company's objective is to generate revenue from website advertising, sponsorships, product and service sales and newsletter subscriptions and advertising. Access to the site will be free, however special services will be available for a fee.

     The Company's marketing strategy has two components. First, the Company is executing a consumer public relations and advertising campaign to attract visitors to the site and raise awareness of the site. This campaign includes online and off-line activities. Second, the Company is rolling out a sponsor public relations and advertising campaign to attract advertising agencies, pharmaceutical firms, health management organizations, pharmacy chains, medical device manufacturers, clinical trial companies, biotechnology firms and other health care providers as advertisers and sponsors.

THE INTERNET SITE

     The Company's Internet site is designed from the ground up with the consumer in mind. The objective is to develop an empowered patient who achieves improved health. The site strives to provide "one-stop shopping" for customer medical information. The vast majority of services are provided free to the visitor.

     All information and services are organized into medical condition topics. These topics currently include: attention deficit disorder, AIDS, allergies, arthritis, asthma, breast cancer, colorectal cancer, depression, diabetes, erectile dysfunction, general, headache/migraines, heart disease, infertility, lung cancer, melatonin, menopause/osteoporosis, obesity, hypertension, pregnancy, prostrate cancer, sleep disorder, spinal cord injury, sexually transmitted diseases, stress and strokes. Additional sites will be added in the future.

     Services: For each listed medical topic the site offers a combination of the following services:

          * Journal Club: Leading, peer-reviewed medical journal articles (e.g., New England Journal of Medicine) are summarized by highly qualified medical journalists and published on the site. These articles are of interest to patients, families and support groups.

          * Support Group: Users can post messages, ideas or responses to an e-mail bulletin board that is moderated by a health care professional.

          * Conference Highlights: Selected papers presented to major medical conferences are summarized by qualified medical journalists and presented in the same manner as the Journal Club within days of the medical conference ending.

          * Educational Material: Basic primer information on each topic as well as specific material provided by organizations such as pharmaceutical companies or health care groups is provided.

          * Drug Information: The high demand for drug information is met with information from the US Pharmacopoeia database and supplemented by information from pharmaceutical firms.

          * Outside Sources: This service contains a list of links to selected Internet sites covering the medical topic of interest. A brief description of the linked site is included to assist the user in selecting the best site.

          * Experts: Users can post encrypted clinical information to board certified physicians who are experts in a specific field of medicine. The users will receive an encrypted response from the Expert which details how that Expert would respond to a similar case.

     Upcoming Services: The following services are on the staging server and are expected to be introduced in December 1996 and January 1997:

          * Medical Supplies: Users can purchase hard to find medical products, devices and services which are shipped for home delivery. The Company will in essence have a medical supply store.

     Stepping outside of the Internet, there are thousands of patients wanting the same quality of information organized into specific topics -- who do not have access to the Internet. The Company has thousands of pages of documents, and it is only reaching 1-10% of the people who are sick. To service this demand, the Company intends to publish off-line newsletters. The Company has enough content to publish a monthly issue on most topics which are included on the website.

MARKET AND MARKETING STRATEGY

     Thus far, the Company's website has been visited by patients (76%), their families and friends (18%) and some health professionals.

     The Company's mission is to help patients make better health care decisions, communicate more effectively with health care providers and promote compliance with appropriate therapies.

     The business strategy is to attract high quality visitors to the site and provide them with information, services and products pertinent to their medical condition.

     The Internet site is attracting visitors who are more focused than the average Internet user. The following statistics indicate that the visitors represent a very targeted audience:

     Visitors average age:    45 year old (Internet average 33 years old)
     Visitors gender:    49% female (Internet average 31%)

     94% of visitors are either a patient or an influencer of a patient:

     76% Patient        18% Influencer          4% Doctor          2% Other

     70% of visitors have been diagnosed with a medical condition.

     80% discuss the information with their doctor - creating value for sponsors.

     The Company intends to build relationships with strategic organizations in the healthcare and information technology sectors. These organizations would include healthcare providers -- like pharmaceutical firms, medical service companies, specialized hospital departments, non-profit support groups, and physician organizations -- as well as charitable research foundations and publishers, HMOs, PBMs, pharmacies, clinical trial organizations, allied health-care groups, and consumer media. These relationships are expected to result in long-term partnerships.

     Three examples of existing relationships best illustrate this strategy:

     US TOO! is the largest Prostate Cancer Support Group in the world with 400 chapters representing over 120,000 patients. The Company hosts US TOO! information on its site and works with US TOO! on joint marketing and awareness ideas. Similar relationships with other support group organizations are being discussed.

     IBM has included their Internet Passport software with the Company's marketing material sent to 1,400 pharmaceutical and healthcare industry and media sources. Joint marketing ideas with IBM continue to be discussed.

     Pharmaceutical Companies (e.g. Roche, Glaxo, Schering) have provided consumer information in the Educational Material section on the Internet site. The Company hosts workshops for pharmaceutical executives, consults with them on a one-to-one basis, and prepares a regular newsletter specifically tailored for the pharmaceutical industry.

EMPLOYEES

     As of December 8, 1996, the Company had approximately 34 employees and consultants of which 14 work full-time for the Company. The Company's employees are not represented by any labor union. Management believes that its relationship with its employees is favorable.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     The Company is currently negotiating with a private investor who the Company expects will invest approximately $970,000 in the Company. If this offering is completed, the Company intends to use these proceeds to repay the shareholder loans outstanding of approximately $270,000 and to finance the Company's operations through approximately the first calendar quarter of 1997. At that time the Company may attempt to raise additional funds to operate through the remainder of 1997.

     The Company intends to generate revenues in the following four ways:

     1. USER FEES DERIVED FROM ON-LINE REQUESTS FOR SPECIFIC CLINICAL INFORMATION FROM EXPERT PHYSICIANS. The Company's website will offer persons facing major and minor illnesses which are covered on the website the opportunity to submit questions which will then be replied to by medical experts in the field. A small fee (estimated to initially be $200) will be charged for each inquiry. These fees will then be apportioned between the responding physician and the Company.

     2.   MARKETING OR SPONSORSHIP FEES CHARGED TO PHARMACEUTICAL AND
MEDICAL SUPPLY COMPANIES. The Company believes that it will be able to deliver to these companies a highly-motivated, interested and targeted customer base and allow these companies an opportunity to display information describing their products and services to this audience.

     3. ON-LINE SALES OF MEDICAL SUPPLIES. The Company expects to offer, over its website, hard to find, embarrassing or simply interesting medical supplies and products.

     4. OFF-LINE NEWSLETTER SUBSCRIPTIONS PERTAINING TO SPECIFIC MEDICAL CONDITIONS (E.G. A MONTHLY PROSTATE CANCER NEWSLETTER) WHICH WOULD BE DISTRIBUTED THROUGH SUPPORT GROUP CHANNELS, MEDICAL SUPPLY AND PHARMACEUTICAL COMPANY MARKETING PROGRAMS.

     The Company began earning revenue from users requesting information from medical experts during December 1996. Revenue is expected to increase during January 1997 when the Company expects to sign agreements for marketing and sponsorship fees. Sales of medical supplies should begin by February 1997. There is no assurance, when, if ever, that revenue will actually commence.

     In order to maintain a leadership position on the Internet, the Company expects to invest approximately $250,000 in computer hardware and software in 1997, assuming it has the financing available to do so. In addition, the Company may seek to acquire other companies in its industry which could require additional funds or require the Company to issue additional shares as consideration for the purchase price.

     At the end of the first quarter 1997, the Company will assess its requirements for additional capital (after considering revenues, expenses, capital investments and potential acquisitions), and if additional funds are required, the Company will attempt to raise additional financing.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company does not lease any office space. Its headquarters are located in the offices of Robert Jennings, the President, and the Company pays no rent for the use of the space. All of the Company's employees and consultants work out of their homes. The employees and consultants make extensive use of Email, telephone and fax communications.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of November 20, 1996, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all Directors individually and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                  AMOUNT OF BENEFICIAL           PERCENTAGE
NAME AND ADDRESS                       OWNERSHIP                  OF CLASS
----------------                  --------------------           ----------
Robert Jennings                        5,540,000<FN1>              34.6%
25 Church Street, 3rd Floor
PO Box HM 2903
Hamilton HM 12
Bermuda

Michel Bazinet                         6,000,000<FN2>              39.4%
343 Brookfield Street
Mount-Royal
Montreal, Quebec
Canada  H3P 2A7

The Mediconsult Trust<FN3>            10,250,000                   67.3%
51 Pitts Bay Road
Pembroke HM 12
Bermuda

Ian Sutcliffe                            750,000<FN4>               4.9%
16 Stonehedge Hollow
Unionville, Ontario
Canada  L3R 3Y9

All Executive Officers and            12,322,000<FN5>              76.7%
Directors as a Group
(5 Persons)
_________________

<FN1>
Includes 4,750,000 shares owned beneficially by Mr. Jennings by virtue of his 46.342% beneficial interest in the shares held by The Mediconsult Trust, and 790,000 shares subject to immediately exercisable options granted under the 1996 Stock Option Plan.
<FN2>
Includes 1,000,000 shares directly owned by Mr. Bazinet and 5,000,000 shares owned beneficially by Mr. Bazinet by virtue of his 48.78% beneficial interest in the shares held by The Mediconsult Trust.
<FN3>
The trustee of The Mediconsult Trust is Robert Jennings. The beneficiaries and their respective beneficial interests are as follows: Robert Jennings (46.342%); Michel Bazinet (48.78%); and Ian Sutcliffe (4.878%).
<FN4>
Includes 250,000 shares owned directly by Mr. Sutcliffe and 500,000 shares owned beneficially by Mr. Sutcliffe by virtue of his 4.878% beneficial interest in the shares held by The Mediconsult Trust.
<FN5>
Includes shares and presently exercisable options held by Messrs. Jennings, Sutcliffe and Bazinet and presently exercisable options held by Deb Falk.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Officers of the Company and its wholly-owned subsidiary are as follows:

     NAME            AGE          POSITIONS AND OFFICES HELD
------------------   ---   ------------------------------------------
Robert E. Jennings   39    President, CEO and Director of the Company

Ian Sutcliffe        44    Chief Operating Officer of the Company and
                           President of Subsidiary

Michel Bazinet       40    Medical Director of Subsidiary

Debora A. Falk       38    Vice President-Sales of Subsidiary

Holly Akin           36    Director of Content Development for Subsidiary

     There is no family relationship between any Director or Executive Officer of the Company.

     The Company has no nominating, compensation or audit committees.

     Set forth below are the names of all Directors, Nominees for Director and Executive Officers of the Company and its wholly-owned subsidiary, all positions and offices with the Company held by each such person, the period during which he has served as such, and the principal occupations and employment of such persons during at least the last five years:

     ROBERT E. JENNINGS - PRESIDENT, CHIEF EXECUTIVE OFFICER AND A DIRECTOR
OF THE COMPANY. Mr. Jennings has served as President, CEO and a Director of the Company since April 1996, and as CEO and a Director of Mediconsult.com Limited since its inception in April 1996. Mr. Jennings received a Bachelors Degree in Economics from the University of Western Ontario in 1979 and he received his degree as a chartered accountant in Canada in 1981. He was employed by Coopers & Lybrand in Canada and England from May 1979 until September 1988, where he spent the last four years as a senior audit manager. From September 1988 until February 1991, Mr. Jennings served as Vice President of Arix Capital and Vice President-Finance of Arix Realty Group, a commercial real estate company. From February 1991 until December 1993, he was a partner in Bracknell & Associates, a company which advised clients on mergers and acquisitions, international business, and other general business matters. Since January 1994, Mr. Jennings has served as owner and President of Triathlon (Bermuda) Limited, a company which provides international business advice. He also serves as a director of MIT Ventures, Inc., a mining company which is publicly-traded on the Vancouver Stock Exchange.

     IAN SUTCLIFFE - CHIEF OPERATING OFFICER OF THE COMPANY AND PRESIDENT OF SUBSIDIARY. Mr. Sutcliffe has served as Chief Operating Officer of the Company and as President of Mediconsult.com Limited since April 1996. He has 17 years experience as a management consultant, primarily in the high-tech sector. Most recently he spent three years from July 1993 to June 1996, re-engineering key marketing and sales processes worldwide for IBM. Mr. Sutcliffe received a Bachelor of Commerce Degree from the University of British Columbia in 1980 and he received his Chartered Accountant Designation in 1982. He was employed by Coopers & Lybrand in Canada and Europe from 1979 until 1985. He owned and operated his own firm, Sutcliffe & Associates, from 1985 until 1989 when he merged his firm with BDO Dunwoody. He left BDO Dunwoody in June 1993 to begin his consulting work with IBM.

     MICHEL BAZINET - MEDICAL DIRECTOR OF SUBSIDIARY. Dr. Bazinet has served as the Medical Director of Mediconsult.com Limited since April 1996. He is a urologist specializing in uro-oncology. He completed his medical and specialty training at Sherbrooke (1979) and McGill (1984) universities in Canada, followed by a three-year fellowship in uro-oncology at the Memorial Sloan Kettering Cancer Center in New York. Dr. Bazinet has been practicing medicine at McGill University in Montreal since 1987. His responsibilities with the Company's subsidiary include the direction of the overall medical content of the Company's website and he moderates many of the Company's on-line support groups.

     DEBORA FALK - VICE PRESIDENT-SALES OF SUBSIDIARY. Ms. Falk has served as Vice President-Sales of Mediconsult.com Limited since July 1996. From 1985 until June 1996, she was employed by IBM Canada in a number of technical and marketing positions with the most recent one being Canadian Market Management Process Manager. She received a Bachelor of Arts degree in Computer Science and Business from the University of Guelph in 1985.

     HOLLY AKIN - DIRECTOR OF CONTENT DEVELOPMENT FOR SUBSIDIARY. Ms. Akin has served as the Director of Content Development for Mediconsult.com Limited since October 1996. From May 1996 to September 1996, she consulted for AT&T HealthSite, AT&T's online content venture. From October 1993 until May 1995, she was a consultant for Prodigy and in May 1995 she was hired to a staff manager position at Prodigy and in September 1995 she was promoted to Senior Manager for the Entertainment Content Group at Prodigy, where she remained until December 1995. From April 1991 until September 1991, she served as Vice President of Marketing for the Monitor Channel, a new television network in Greenwich, Connecticut. In September 1991, she went on maternity leave. From March 1989 until April 1991, she was employed by Viacom where she served as Director of Advertising for Showtime Networks. From 1982 until 1988, Ms. Akin held marketing positions with Proctor & Gamble (1982-1983), Warner-Lambert (1983-1987) and Pepsi-Cola (1987-1989). She received a Bachelor of Arts Degree in English from the University of Evansville, Evansville, Indiana in 1980 and an MBA Degree in Marketing from Washington University in St. Louis in 1982.

     The Company's executive officers hold office until the next annual meeting of directors of the Company. There are no known arrangements or understandings between any director or executive officer and any other person pursuant to which any of the above-named executive officers or directors was selected as an officer or director of the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table sets forth information regarding the executive compensation for the Company's President and each other executive officer whose total annual salary and bonus exceeded $100,000 for the period from April 23, 1996 through September 30, 1996:

                                  SUMMARY COMPENSATION TABLE

                                                           LONG-TERM COMPENSATION
                                                   -----------------------------------
                            ANNUAL COMPENSATION              AWARDS            PAYOUTS
                          -----------------------  --------------------------- -------
                                                            SECURITIES
                                           OTHER     RE-    UNDERLYING           ALL
                                           ANNUAL  STRICTED  OPTIONS/           OTHER
NAME AND PRINCIPAL                         COMPEN-  STOCK      SARs     LTIP    COMPEN-
     POSITION       YEAR  SALARY   BONUS   SATION  AWARD(S)  (NUMBER)  PAYOUTS  SATION
------------------  ----  -------  -----   ------  --------  --------  -------  ------
Robert Jennings,    1996  $55,000   -0-     -0-      -0-      790,000    -0-      -0-
 President

Michel Bazinet,     1996  $60,000   -0-     -0-      -0-      250,000    -0-      -0-
 Medical Director
 of Subsidiary

                     AGGREGATED OPTION/SAR EXERCISES IN PERIOD
                 FROM APRIL 23, 1996 THROUGH SEPTEMBER 30, 1996
                     AND SEPTEMBER 30, 1996 OPTION/SAR VALUES

                                         SECURITIES UNDER-   VALUE OF UNEXER-
                     SHARES              LYING UNEXERCISED    CISED IN-THE
                    ACQUIRED                   OPTIONS        MONEY OPTIONS/
                       ON                  SARs AT 9/30/96   SARs AT 9/30/96
                    EXERCISE     VALUE       EXERCISABLE/     EXERCISABLE/
     NAME           (NUMBER)    REALIZED    UNEXERCISABLE     UNEXERCISABLE
     ----           --------    --------   --------------    --------------
Robert Jennings       -0-         -0-        790,000 / 0        $ 0 / 0
Michel Bazinet        -0-         -0-        250,000 / 0        $ 0 / 0

     Following are the current monthly salaries of the three highest paid officers of the Company and its wholly-owned subsidiary:

      Robert Jennings - President of Company           -  $10,000 per month
      Ian Sutcliffe - President of Subsidiary          -  $20,000 per month
      Michel Bazinet - Medical Director of Subsidiary  -  $10,000 per month

DIRECTOR COMPENSATION

     Directors of the Company do not receive any fees for their services in such capacity. However, each Director is reimbursed for all reasonable and necessary costs and expenses incurred as a result of being a Director of the Company.

STOCK OPTION PLAN

     In April 1996, the Company's Board of Directors adopted the Company's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan was approved by the Company's shareholders during May 1996. The 1996 Plan allows the Board to grant stock options from time to time to employees, officers and directors of the Company and consultants to the Company. The Board has the power to determine at the time the option is granted whether the option will be an

Incentive Stock Option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or an option which is not an Incentive Stock Option. However, Incentive Stock Options will only be granted to persons who are employees of the Company. Vesting provisions are determined by the Board at the time options are granted. As originally adopted, the total number of shares of Common Stock subject to options under the 1996 Plan was not to exceed 1,500,000, subject to adjustment in the event of certain recapitali-zations, reorganizations and similar transactions.

     The Board of Directors may amend the 1996 Plan at any time, provided that the Board may not amend the 1996 Plan to materially increase the number of shares available under the 1996 Plan, materially increase the benefits accruing to Participants under the 1996 Plan, or materially change the eligible class of employees without shareholder approval.

     The following options have been granted to executive officers and other employees of the Company and its subsidiary:

          NAME                 EXERCISE PRICE       NUMBER OF SHARES
          ----                 --------------       ----------------
     Robert Jennings                $.025                790,000
     Michel Bazinet                 $.025                250,000
     Ian Sutcliffe                  $.025                250,000
     Debora Falk                    $.05                  96,000
     Holly Akin                     $.05                  48,000
     Other Employees                $.025 & $.05          46,000
                                                       ---------
          Total                                        1,480,000

     During October 1996, Messrs. Bazinet and Sutcliffe exercised all of their stock options.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ACQUISITION OF MEDICONSULT.COM LIMITED

     On April 23, 1996, the Company issued 11,000,000 shares of its Common Stock to the holders of 100% of the outstanding common stock of Mediconsult.com Limited, a Bermuda corporation ("MCL"), in an exchange transaction in which MCL became a wholly-owned subsidiary of the Company.

     The stock issuances were made pursuant to an Agreement Concerning the Exchange of Common Stock ("Agreement") between the Company and MCL. The terms of the Agreement were the result of negotiations between the managements of the Company and MCL. However, the Company's Board of Directors did not obtain any independent "fairness" opinion or other evaluation regarding the terms of the Agreement, due to the cost of obtaining such opinions or evaluations.

     The persons receiving stock in this exchange were the following:

                   NAME                         NUMBER OF SHARES
                   ----                         ----------------
           The Mediconsult Trust                    10,250,000
           Michel Bazinet                              750,000
                                                    ----------
               Total                                11,000,000

TRANSACTIONS INVOLVING THE COMPANY

     During October 1996, the Company issued debentures in the aggregate principal amount of $500,000 to four non-affiliated persons who had previously loaned $500,000 to the Company's subsidiary. The debentures are convertible into the Company's Common Stock at a conversion rate of $.50 per share. The debentures bear interest at 8% and are due on December 31, 1997.

     Since April 1996, Robert Jennings has advanced funds to the Company on an interest-free basis. The outstanding balance of these advances was $191,841 on September 30, 1996, and $266,841 on October 31, 1996. The Company intends to repay these advances during December 1996 and January 1997 from the proceeds of the sales of the Company's Common Stock.

TRANSACTIONS INVOLVING MEDICONSULT.COM LIMITED

     Mediconsult.com Limited was incorporated under the laws of Bermuda on April 11, 1996.

     On April 11, 1996, the corporation issued 12,000 shares to the Mediconsult Trust for total consideration of $12,000.
                               -11-
     The Board of Directors was of the opinion that the terms of the above transactions were at least as favorable as those which could be obtained from independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters promptly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

     Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock, $.001 par value. The Board of Directors of the Company is authorized to issue the Preferred Stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of Preferred Stock into Common Stock. At present, no Preferred Stock is issued or outstanding or contemplated to be issued.

DIVIDENDS

     No dividends have been paid by the Company on any of its securities in the past and such dividends are not contemplated in the foreseeable future. Dividends will be dependent directly on earnings of the Company, financial needs, and other similar unpredictable factors and will be declared solely at the discretion of the Board of Directors.

REPORTS TO INVESTORS

     The Company intends to provide holders of its securities with annual reports containing audited financial statements. The Company also will issue quarterly or other interim reports to its stockholders as it deems appropriate.

TRANSFER AGENT

     Standard Registrar & Transfer Agency, P.O. Box 14411, Albuquerque, New Mexico 87111, serves as the transfer agent for the Common Stock of the Company.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The principal market for trading the Company's Common Stock has been the over-the-counter market. Since September 30, 1996, prices for the Company's Common Stock have been quoted on the NASD Bulletin Board under the trading symbol "MCNS".

     The range of high and low bid quotations for the Company's Common Stock provided below were obtained from the NASD Bulletin Board. The bid prices reported may not be indicative of the value of the Common Stock. The volume of trading in the Company's Common Stock has been limited. The existence of an active trading market may not exist at any given time and shareholders may have difficulty selling their shares. These over-the-counter market quotations reflect inter-dealer prices without retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                     Bid
                                               ---------------
             Period                            Low        High
             ------                            ----       ----
    Period from October 1, 1996
    Through November 30, 1996                  $.03       $1.30

     As of December 6, 1996, there were approximately 10 record holders of the Company's Common Stock. Based on securities position listings, the Company believes that there are approximately 155 beneficial owners of the Company's Common Stock.

     The Company has paid no cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of cash dividends in the future will depend, among other things, upon the Company's future earnings, requirements for capital improvements and financial condition.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company has not changed accountants since its formation and there are no disagreements with the Company's accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During its past three fiscal years, the Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Act"), as follows:

     On April 23, 1996, the Registrant issued a total of 11,000,000 shares of its common stock to the following two shareholders of Mediconsult.com Limited, a Bermuda corporation ("MCL"), in exchange for their shares of MCL, on a pro rata basis, in connection with the Company's acquisition of MCL:

                                                  SHARES OF COMMON
                   NAME                             STOCK ISSUED
                   ----                           ----------------
         The Mediconsult Trust                       10,250,000
         Michel Bazinet                                 750,000
                                                     ----------
             Total                                   11,000,000

     Robert Jennings, the primary beneficiary of The Mediconsult Trust, is President and a Director of the Company, and Michel Bazinet is Medical Director of the Company's subsidiary. In connection with this transaction, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. The shares were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

     During May 1996, the Company issued a total of 1,039,400 shares to 30 investors in an offering conducted pursuant to Rule 504 of Regulation D.

     During October 1996, the Company issued debentures in the aggregate amount of $500,000 to four persons who had previously loaned $500,000 to MCL. With respect to the sale of these debentures, the Company relied on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The appropriate restrictive legends were placed on the debentures.

     During October 1996, Messrs. Bazinet and Sutcliffe, officers of the Company's subsidiary, each exercised stock options to purchase 250,000 shares of the Company's Common Stock. In connection with this transaction, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. The shares were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Registrant.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Delaware General Corporation Law (the "Code") permits the Company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company. The Code authorizes the Company to advance expenses incurred in defending any such proceeding under certain circumstances, and if the officer or director is successful on the merits, it authorizes the Company to indemnify the officer or director against all expenses, including attorneys' fees, incurred in connection with any such proceeding. The Company's Bylaws and Certificate of Incorporation provide that the Company shall indemnify its officers and directors in accordance with the Code.

     The Code permits the Company to limit the personal liability of its directors for monetary damages for breaches of fiduciary duty as a director, except for breaches that involve the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts involving unlawful dividends or stock redemptions or transactions from which the director derived an improper personal benefit. Article 10 of the Company's Certificate of Incorporation, as amended, includes such a provision which limits the personal monetary liability of its directors.

                                   PART F/S

FINANCIAL STATEMENTS. The following financial statements are filed as part of this Registration Statement:
                                                                  PAGE(S)
                                                                  -------
Report of Independent Accountants...............................    F-1

Consolidated Balance Sheet as of September 30, 1996 ............    F-2

Consolidated Statement of Loss and Deficit for the period
from April 23, 1996 to September 30, 1996.......................    F-3

Consolidated Statement of Cash Flows for the period from
April 23, 1996 to September 30, 1996............................    F-4

Notes to Consolidated Financial Statements......................    F-5 - F-8

                                   PART III

ITEM 1.  INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION                     LOCATION
-------     -----------                     --------
  3.1       Articles of Incorporation       Filed herewith electronically

  3.2       Bylaws                          Filed herewith electronically

 10.1       1996 Stock Option Plan          Filed herewith electronically

 10.2       Agreement Concerning the        Filed herewith electronically
            Exchange of Common Stock
            Between the Company and
            Mediconsult.com Ltd.

 10.3       Articles of Merger with         Filed herewith electronically
            Delaware Subsidiary

 10.4       Worldwide Web Server            Filed herewith electronically
            Agreement with TeleVisions,
            Inc., and Amendment

 21         Subsidiaries of the Small       Filed herewith electronically
            Business Issuer

 27.1       Financial Data Schedule -       Filed herewith electronically
            September 30, 1996

COOPERS & LYBRAND        Dorchester House          Telephone: (441) 295-2000
Chartered Accountants    7 Church Street           Fax:       (441) 295-1242
                         Hamilton, Bermuda  HM 11             (Groups 1/2/3)
                         P.O. Box HM 1171
                         Hamilton, Bermuda HM EX

November 13, 1996

Independent Auditors' Report To The Shareholders Of
Mediconsult.com Inc.

We have audited the accompanying consolidated balance sheet of Mediconsult.com Inc. as of September 30, 1996 and the related consolidated statements of loss and deficit and cash flows for the period from April 23, 1996 to September 30, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mediconsult.com Inc. as of September 30, 1996, and the consolidated results of its operations and its cash flows for the period from April 23, 1996 to September 30, 1996 in conformity with accounting principles generally accepted in the United States of America.

/s/ Coopers & Lybrand
Coopers & Lybrand
Chartered Accountants

MEDICONSULT.COM INC.
CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 1996
(Expressed in U.S. Dollars)

                                                          $
ASSETS
  Cash                                                      53,564
  Deferred medical content costs (note 3)                  125,587
                                                          --------

Total Current Assets                                       179,151
Fixed Assets (note 4)                                      134,686
                                                          --------

Total Assets                                               313,837
                                                          --------
                                                          --------

LIABILITIES
  Accounts payable and accrued liabilities                  95,806
  Interest payable (note 5)                                 12,667
  Advances from shareholder (note 6)                       191,841
                                                          --------

Total Current Liabilities                                  300,314

Notes Payable (note 5)                                     500,000
                                                          --------

Total Liabilities                                          800,314
                                                          --------

SHAREHOLDERS' EQUITY
  Capital Stock (notes 7 and 9)                             26,085
  Deficit                                                 (512,562)
                                                          --------

Total Shareholders' Equity                                (486,477)
                                                          --------

Total Liabilities and Shareholders' Equity                 313,837
                                                          --------
                                                          --------

Signed on Behalf of the Board


/s/ Robert Jennings
Director

The accompanying notes are an integral part of these consolidated financial statements.

MEDICONSULT.COM INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE PERIOD FROM APRIL 23, 1996 TO SEPTEMBER 30, 1996
(Expressed in U.S. Dollars)

                                                          $

REVENUES
  Total revenues                                                 0
                                                          --------

EXPENSES
  Salaries (note 8)                                        362,220
  Office                                                    56,309
  Travel                                                    42,404
  Legal                                                     38,962
                                                          --------

Total Expenses                                             499,895
                                                          --------

NET OPERATING LOSS FOR THE PERIOD                         (499,895)

Interest expense                                           (12,667)
                                                          --------

LOSS FOR THE PERIOD                                       (512,562)

DEFICIT - BEGINNING OF PERIOD                                    0
                                                          --------

DEFICIT - END OF PERIOD                                   (512,562)
                                                          --------
                                                          --------

The accompanying notes are an integral part of these consolidated financial statements.

MEDICONSULT.COM INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 23, 1996 TO SEPTEMBER 30, 1996
(Expressed in U.S. Dollars)

                                                         $

OPERATING ACTIVITIES:
  Loss for the period                                     (512,562)
  Adjustments to reconcile loss for the period
   to net cash provided by operating activities:
     Deferred medical content costs                       (125,587)
     Accounts payable and accrued liabilities               95,806
     Interest payable                                       12,667
                                                          --------

        Net Cash Used in Operating Activities             (529,676)

INVESTING ACTIVITY:
  Fixed asset purchases                                   (134,686)
                                                          --------

        Net cash used in investing activity               (134,686)
                                                          --------

FINANCING ACTIVITIES:
  Advances from shareholder                                191,841
  Capital stock                                             26,085
  Notes payable                                            500,000
                                                          --------

        Net cash provided by financing activities          717,926
                                                          --------

INCREASE IN CASH                                            53,564

CASH - BEGINNING OF PERIOD                                       0
                                                          --------

CASH - END OF PERIOD                                        53,564
                                                          --------
                                                          --------

The accompanying notes are an integral part of these consolidated financial statements.

MEDICONSULT.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM APRIL 23, 1996 TO SEPTEMBER 30, 1996
(Expressed in U.S. Dollars)

1.  OPERATIONS

    Mediconsult.com Inc. ("the company") was incorporated in the United States of America on October 31, 1989 under the name Waterford Capital, Inc. The company did not trade and was effectively dormant. On April 23, 1996 the company changed its name to Mediconsult.com Inc. On April 23, 1996 the company purchased the entire share capital of Mediconsult.com Limited. The company is a holding company and these financial statements cover the period from its purchase of Mediconsult.com Limited.

    Mediconsult.com Limited has an internet web site located at http://www.mediconsult.com which is designed to serve the consumer demand for top-quality, comprehensive information on specific medical topics. The company's target audience consists of patients who are dealing with medium and long-term medical conditions and are looking for detailed information about their illnesses, the latest treatments, drug-related and other therapies, and the management of side effects.

2.  SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the accounting policies considered to be particularly significant:

     (a)  Revenues

          Revenues from the web site operations are recorded on an accrual basis to the extent that collection is reasonably assured. There have been no revenues earned to date as the web site is currently operating with no charge to customers. The company intends to commence charging for services on January 1, 1997.

     (b)  Depreciation

          Depreciation of the company's fixed assets has been computed on the straight-line method over the estimated useful lives of the assets as indicated below:

                                                   Estimated
               Property                           Useful Lives
          --------------------                    ------------
          Computer Hardware                          2 years
          Computer Programming                       2 years

          The company writes off fully depreciated assets from its books.

     (c)  Deferred medical content costs

          Deferred medical content costs are amortized over a period of 12 months.

     (d)  Basis of consolidation

          These consolidated financial statements include the results of the company and its wholly-owned subsidiary, Mediconsult.com Limited. All intercompany balances have been eliminated on consolidation.

     (e)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  DEFERRED MEDICAL CONTENTS COSTS

    Deferred medical content costs consist of technical translations of medical publications which provide a benefit to the company estimated to be one year in duration. These costs have been deferred and will be amortized over twelve months during the period commencing January 1, 1997 when the company intends to start charging for services.

4.  FIXED ASSETS

    Fixed assets comprise :
                                          Accumulated    Net Book
                                 Cost     Depreciation    Value
                                   $            $           $
                                ---------------------------------
    Computer Hardware            75,186        0          75,186
    Computer Programming         59,500        0          59,500
                                ---------------------------------

                                134,686        0         134,686
                                ---------------------------------
                                ---------------------------------

     Depreciation on fixed assets has been deferred, and will be charged when the company's computer systems are fully operational, and the company begins to derive economic benefit from them. This is expected to be from the period commencing January 1, 1997.

5.  NOTES PAYABLE

    The company entered into notes payable in the aggregate of $500,000. The principal amounts due are repayable on December 31, 1997 together with interest at a rate of 8% per annum. Accrued interest related to the notes payable at September 30,1996 is $12,667.

6.  ADVANCES FROM SHAREHOLDER

    Advances from shareholder are interest free and repayable on demand.

7.  CAPITAL STOCK

    On October 31, 1989, the date of incorporation, the authorized share capital of the company was 700 million shares of no par value common stock, and 10 million shares of $0.10 par value preferred stock. On November 7, 1989, the company issued 13,500 common shares for a total consideration of $100 in cash. On April 23, 1996, 55,000 common shares were issued in exchange for the entire share capital of Mediconsult.com Limited, the Bermuda corporation which had a fair value as of $Nil at that date. An additional 5,197 common shares were issued on May 24, 1996 for $25,985 in total. On August 12, 1996 a 20 for 1 share split took place, which resulted in an issued share capital of 1,473,940 common stock

    At September 30, 1996 capital stock comprises:

                                                           $
                                                           ---------
    AUTHORIZED
     Common stock - 700 million shares at no
       par value                                                   0
     Preferred stock - 10 million shares at a
       par value of $0.10 each                             1,000,000

    ISSUED AND OUTSTANDING
     Common stock - 1,473,940 shares at no par value          26,085
     Preferred stock - 0 shares at a par value of
       $0.10 each                                                  0
                                                           ---------
                                                              26,085
                                                           ---------
                                                           ---------

8.  RELATED PARTY TRANSACTIONS

    During the period a salaries of $55,000, $120,000 and $60,000 were paid to
R. Jennings, M. Bazinet and I. Sutcliffe respectively who are shareholders in the company.

9.  STOCK OPTIONS

    At September 30, 1996 exercisable stock options over 1,300,000 ordinary shares with an exercise price of $0.025 and no vesting provisions were outstanding. These had a fair value of $Nil at September 30, 1996 and expire on April 24, 1998. On October 24, 1996 500,000 of these options were exercised.

10.  SUBSEQUENT EVENT

     On October 25, 1996 a 10 for 1 share split took place. In addition exercisable options over 180,000 ordinary shares with an exercise price of $0.05 were issued on that date. These options have vesting provisions and expire on October 24, 1998.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions have been used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that fair value.

     Carrying value of cash, accounts payable and accrued liabilities, interest payable, advances from shareholder and notes payable is a reasonable estimate of fair value.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                  MEDICONSULT.COM, INC.


                                  By:/s/ Robert Jennings
                                     Robert Jennings, President

Date:  December 12, 1996